SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended August 2001	Commission File Number 000-32027

CENTURION ENERGY INTERNATIONAL INC.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

800, 205 – 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
(Address of Principal Executive Offices)

Telephone (403) 263-6002

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

FORM 20-F	[ X ]	Form 40-F	[ ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	[ ]	NO	[ X ]

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

CENTURION ENERGY INTERNATIONAL INC.

NEWS RELEASE DATED August 30, 2001

CENTURION ENERGY SPUDS THIRD EXPLORATION WELL AND CLOSES
ACQUISITION OF NEW ACREAGE IN EGYPT

Calgary, Alberta: Centurion Energy International Inc. (TSE: CUX) announces that the third exploration well in its Egyptian drilling program, Fasada-1, spudded on August 28, 2001. The Fasada-1 exploration well is located in the southern portion of the El Manzala concession, 14 kilometers south west of Centurion's recent Gelgel -1 gas discovery which tested 31 mmcf/day.

The Fasada-1 well is targeting both the Kafr El Sheikh and Abu Madi formations. Centurion has previously discovered significant gas reserves in both of these formations at the Abu Monkar-1 discovery in 1998 and the Gelgel-1 well. The Fasada-1 exploration well is scheduled to be drilled to a total depth of approximately 2,250 meters and is expected to reach total depth in approximately 23 days.

Once drilling operations at Fasada-1 are completed, Centurion will have satisfied all conditions of its firm three well drilling contract. However, Centurion plans to exercise its right to drill two additional option wells under the terms of the drilling contract. Surface preparation work and well engineering plans are currently being conducted for these additional exploration wells, Sherbean and Bashtear, both in the southern portion of the El Manzala Concession near Abu Monkar.

With its recent discovery at Gelgel-1, Centurion has commenced revising its Plan of Development for the southern portion of the concession. This Plan of Development requires that Centurion construct a 55-kilometre pipeline that will connect gas discovered at Abu Monkar and Gelgel-1 to the national gas grid pipeline along the Suez Canal. Development plans for this area are expected to include production room for any further discoveries made at Fasada-1, Sherbean or Bashtear.

Centurion, through it’s wholly owned Egyptian subsidiary, Centurion Red Sea Corporation, has also completed the acquisition of two wholly owned subsidiaries of TransAtlantic Petroleum Corp., which together own a 30% working interest in the onshore West Gharib Concession near the Gulf of Suez and a 25% working interest in the Central Sinai Concession in the Sinai Desert.

The Hana field, located within the West Gharib Concession (625,000 acres) is producing approximately 2,000 bopd from eight wells with additional undeveloped discoveries in the lower zones of the field. Proved reserves for the field are independently estimated to be 1.8 million barrels as at January 1, 2001. The Central Sinai Concession has a heavy oil discovery that is currently being evaluated and holds potential for a heavy oil development project. The purchase price of the shares of the TransAtlantic subsidiaries was US$2,000,000. The acquisition has an effective date of June 30, 2001 and includes the purchase of oil reserves in the two concessions and the related joint account inventory of drilling equipment and supplies.

Certain statements in this News Release constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

For More Information:
Said S. Arrata, President and CEO,
or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: info@centurionenergy.com
Web: http://www.centurionenergy.com

CENTURION ENERGY INTERNATIONAL INC.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CENTURION ENERGY INTERNATIONAL INC.
August 31, 2001	By:/s/ Barry W. Swan Barry W. Swan Senior Vice-President and CFO